Exhibit 99.1

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2009

IN U.S. DOLLARS

UNAUDITED

The Board of Directors
TTI Team Telecom International Ltd.

Re:	Review of unaudited interim consolidated financial statements for the nine months and three months ended September 30, 2009

At your request, we have reviewed the interim consolidated balance sheet of TTI Team Telecom International Ltd. ("the Company") and its subsidiaries as of September 30, 2009, and the related interim consolidated statements of income for the nine and three months periods ended September 30, 2008 and 2009 and the interim changes in shareholders' equity for the nine months ended September 30, 2009 and interim consolidated cash flows for the nine-month periods ended September 30, 2008 and 2009. Our review was made in accordance with procedures established by the Institute of Certified Public Accountants in Israel. These procedures included reading the above mentioned interim consolidated financial statements, reading minutes of meetings of the shareholders and the board of directors and its committees, and making inquiries of persons responsible for financial and accounting matters.

A review is substantially less in scope than an audit in accordance with generally accepted auditing standards in Israel and, accordingly, we do not express an opinion on the interim consolidated financial statements.

Based on our review, we are not aware of any material modifications that should be made to the interim consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States (which differ in certain respects from International Financial Reporting Standard IAS 34, "Interim Financial Reporting", and with the disclosure requirements of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 as described in Note 4).

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
November 26, 2009	A Member of Ernst & Young Global

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	September 30,
	2008	2009
		Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$24,921	$23,749
Short-term bank deposits	-	6,327
Trade receivables (net of allowance doubtful accounts - $ 105 at September 30, 2009 and December 31, 2008)	9,790	7,870
Unbilled receivables	3,093	2,542
Related parties	459	528
Other accounts receivable and prepaid expenses	2,150	2,472
Current assets of discontinued operations	958	-

Total current assets	41,371	43,488

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term bank deposits	-	50
Investment in a company	165	165
Severance pay fund	3,836	4,271

Total long-term investments and receivables	4,001	4,486

PROPERTY AND EQUIPMENT, NET	7,199	6,084

Total assets	$52,571	$54,058

The accompanying notes are an integral part of the consolidated financial statements.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	December 31,	September 30,
	2008	2009
		Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$2,187	$1,638
Deferred revenues	3,648	4,643
Related party (Note 4)	420	78
Other accounts payable and accrued expenses	6,040	5,758
Current liabilities of discontinued operations	844	-

Total current liabilities	13,139	12,117

ACCRUED SEVERANCE PAY	6,412	6,414

LONG TERM LIABILITIES	1,372	1,256

COMMITMENTS AND CONTINGENT LIABILITIES (Note 3)

SHAREHOLDERS' EQUITY:
Share capital: Ordinary shares of NIS 0.5 par value - Authorized: 30,000,000 shares at December 31, 2008 and September 30, 2009; Issued and outstanding: 16,003,158 shares at December 31, 2008 and September 30, 2009	2,261	2,261
Preferred A shares of NIS 0.5 par value – Authorized: 6,636,391 at December 31, 2008 and September 30, 2009; Issued and outstanding: 2,936,391 shares at December 31, 2008 and September 30 2009: Aggregate liquidation preference of $ 6,460 at September 30, 2009	334	334
Additional paid-in capital	75,251	75,260
Accumulated deficit	(46,198)	(43,584)

Total shareholders' equity	31,648	34,271

Total liabilities and shareholders' equity	$52,571	$54,058

The accompanying notes are an integral part of the consolidated financial statements.

November 26, 2009
Date of approval of the	Meir Lipshes	Tali Cohen Tueg
financial statements	Chief Executive Officer and Chairman of the Board of Directors	Chief Financial Officer

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except share and per share data)

	Year ended December 31,	Nine months ended September 30,		Three months ended September 30,
	2008	2008	2009	2008	2009
		Unaudited
Revenues:
Products	$29,101	$23,508	$17,004	$6,716	$5,510
Services	21,232	15,573	14,795	5,992	4,814

Total revenues	50,333	39,081	31,799	12,708	10,324

Cost of revenues:
Products	15,627	12,177	9,761	4,119	3,276
Services	7,628	5,793	4,654	2,059	1,377

Total cost of revenues	23,255	17,970	14,415	6,178	4,653

Gross profit	27,078	21,111	17,384	6,530	5,671

Operating expenses:
Research and development , net	11,407	8,671	5,843	2,721	1,781
Selling and marketing	9,883	7,609	5,981	2,682	1,857
General and administrative	5,842	4,735	3,576	1,568	1,289

Total operating expenses	27,132	21,015	15,400	6,971	4,927

Operating income (loss)	(54)	96	1,984	(441)	744
Financial income (expenses), net	(554)	(114)	1,128	(504)	566

Income (loss) before income taxes	(608)	(18)	3,112	(945)	1,310
Income taxes	371	286	134	45	25

Income (loss) from continuing operation	(979)	(304)	2,978	(990)	1,285
Income (loss) from discontinued operation	(1,022)	423	(314)	(24)	-

Net income (loss)	$(2,001)	$119	$2,664	$(1,014)	$1,285

Net income attributed to preferred shares from continuing and discontinued operation	$-	$66	$462	$-	$200

Net income (loss) attributed to ordinary shares from continuing operation	$(979)	$(304)	$2,516	$(990)	$1,085

Net income (loss) attributed to ordinary shares from discontinued operation	$(1,022)	$357	$(314)	$(24)	$-

Basic and diluted net earnings (loss) per share attributed to Ordinary shareholders
From continuing operations	$(0.06)	$(0.02)	$0.16	$(0.06)	$0.07
From discontinued operations	$(0.06)	$0.02	$(0.02)	$0.00	$0.00
Net income per share	$(0.12)	$0.00	$0.14	$(0.06)	$0.07

Weighted average number of shares used for computing net earnings (loss) per share attributed to Ordinary shareholders:

Basic and diluted	16,003,158	16,003,158	16,003,158	16,003,158	16,003,158

The accompanying notes are an integral part of the consolidated financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands (except share data)

	Number of		Share capital		Additional		Total	Total
	Preferred A shares	Ordinary shares	Preferred A shares	Ordinary shares	paid-in capital	Accumulated deficit	comprehensive income (loss)	shareholders' equity

Balance as of January 1, 2008	2,936,391	16,003,158	$334	$2,261	$75,038	$(44,197)		$33,436
Write-off of accruals for stock issuance costs	-	-	-	-	146	-		146
Share-based compensation	-	-	-	-	67	-		67
Net loss	-	-	-	-	-	(2,001)	$(2,001)	(2,001)

Total comprehensive loss							$(2,001)

Balance as of December 31, 2008	2,936,391	16,003,158	334	2,261	75,251	(46,198)		31,648

Share-based compensation	-	-	-	-	9	-		9
Cumulative effect of EITF 07-5 adoption	-	-	-	-	-	(50)	$(50)	(50)
Net income	-	-	-	-	-	2,664	2,664	2,664

Total comprehensive income							$(2,614)

Balance as of September 30, 2009 (unaudited)	2,936,391	16,003,158	$334	$2,261	$75,260	$(43,584)		$34,271

The accompanying notes are an integral part of the consolidated financial statements.

TTI TEAM TELECOM INTERNATIONAL LTD.
 AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,	Nine months ended September 30,
	2008	2008	2009
		Unaudited

Cash flows from operating activities:

Net income (loss)	$(2,001)	$119	$2,664

Adjustments required to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	2,272	1,717	1,671
Impairment of goodwill and other assets	1,533	110	-
Loss from terminating agreement with Telesens	-	-	435
Gain from sale of property and equipment	(210)	(209)	(51)
Accrued severance pay, net	862	588	(433)
Share-based compensation	67	94	9
Decrease (increase) in trade receivables, net	(1,444)	(1,039)	2,162
Decrease (increase) in unbilled receivables	(116)	(1,390)	673
Balances with related parties	(3,562)	(4,209)	(411)
Decrease (increase) in other accounts receivable and prepaid expenses	819	1,002	(167)
Decrease in trade payables	(504)	(88)	(646)
Increase (decrease) in deferred revenues	(1,018)	(47)	995
Decrease in other accounts payable and accrued expenses	(1,044)	(766)	(1,214)
Accrued interest on short-term bank deposits	-	(1)	(5)
Accrued interest on long-term liability	22	157	8

Net cash provided by (used in) operating activities	(4,324)	(3,962)	5,690

Cash flows from investing activities:

Investment in short-term and long-term bank deposits	-	-	(6,372)
Proceeds from acquisition of subsidiary	(1,071)	(1,071)	-
Proceeds from short-term bank deposits	99	99	-
Purchase of property and equipment	(3,533)	(3,139)	(643)
Proceeds from sale of property and equipment	542	379	224

Net cash used in investing activities	(3,963)	(3,732)	(6,791)

The accompanying notes are an integral part of the consolidated financial statements.

TTI TEAM TELECOM INTERNATIONAL LTD.
 AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,	Nine months ended September 30,
	2008	2008	2009
		Unaudited

Cash flows from financing activities:

Decrease in long-term debt from landlord	(144)	(109)	(107)
Net cash used in financing activities	(144)	(109)	(107)

Translation differences from cash balance of subsidiary	(20)	-	-

Increase (decrease) in cash and cash equivalents	(8,451)	(7,803)	(1,208)
Cash and cash equivalents at the beginning of the period	33,408	33,408	24,957

Cash and cash equivalents at the end of the period (*)	$24,957	$25,605	$23,749

Supplemental disclosure of cash flows information:

Cash paid during the period for:
Taxes, net	$427	$281	$382

Non-cash activities:
Return of issuance costs	$146	$-	$-

Accrual for the second payment account of the acquisition of Telesens	$630	$-	$-

Cumulative effect of EITF 07-5 adoption	$-	$-	$50

(*)	Includes cash and cash equivalents of discontinued operations of $ 0, $ 36 and $ 116 at September 30, 2009, December 31, 2008 and September 30, 2008, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

TTI TEAM TELECOM INTERNATIONAL LTD.
 AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:                    GENERAL

a.
The accompanying unaudited interim consolidated financial statements have been prepared as of September 30, 2009, and for the three months then ended in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") relating to the preparation of financial statements for interim periods. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States but which are not required for interim reporting purposes, have been condensed or omitted. See Note 4 for the reconciliation from U.S. GAAP to International Financial Reporting Standard ("IFRS").

These financial statements should be read in conjunction with the Company's annual financial statements and accompanying notes as of December 31, 2008 included in Form 20-F for the year ended December 31, 2008, filed with the Securities and Exchange Commission ("the annual financial statements").

The condensed interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the periods presented.

Results for the nine months ended September 30, 2009, are not necessarily indicative of the results that may be expected for the year ended December 31, 2009.

b.     Discontinued operations:

In January 2008, the Company acquired Telesens LLC ("Telesens"), a software house headquartered in the Ukraine with a presence in the CIS (Commonwealth of Independent States) market. Under the terms of the agreement, the aggregate purchase price is up to $ 2,700, subject to downward adjustments. Such adjustments are mainly based on Telesens results of operations during 2007, 2008 and 2009. According to the agreement the purchase price should have been paid in 3 annual payments.

The acquisition was accounted for under the purchase method of accounting and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their relative fair values as of the acquisition date.

The Company recognized $1,500 goodwill and other intangible assets impairment in its financial statements for the year ended December 31, 2008 and an accrual of $630 thousand with respect to a second installment on account of the acquisition which was never made in light of a dispute between the parties.

As disclosed in Note 3, during 2009 the Company and Telesens have entered into a dispute with respect to the purchase agreement. In July 2009, the Company signed on a settlement agreement with Telesens. Under the terms of the settlement agreement, the acquisition of Telesens was rescinded, such that the Company will transfer the 100% interest it has in Telesens to Mr. Eduard Rubin, the previous key shareholders of Telesens and in addition the Company agreed to pay approximately $200 to Telesens. Both parties' lawsuits against each other were dismissed. In addition, Telesens agreed to render development services to the Company for one year. The Company believes that the price for the future services are at market price.

TTI TEAM TELECOM INTERNATIONAL LTD.
 AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:                      GENERAL (Cont.)

This transaction was accounted for in accordance with ASC 360-10 "Accounting for the Impairment or Disposal of Long Lived Assets"("ASC 360-10").

Telesens is considered to be a "component of an entity" since it comprise operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.

Since the operations and cash flows of the Telesens were eliminated from the ongoing operations of the Company as a result of the disposal transaction and the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction, subject to ASC 205-20, "Applying the Conditions in Paragraph ASC 205-20-45-1 in Determining Whether to Report Discontinued Operations" ("ASC 205-20"), the results of operations of Telesens are being reported in discontinued operations in the financial statements.

The Company recorded a loss of $435 in the second quarter of 2009 in discontinued operations in line item.

The assets and liabilities of the Telesens were classified as discontinued operations as follows:

December 31,
2008

Assets:
Cash and cash equivalents	$36
Trade receivables	242
Unbilled receivables	122
Other accounts receivable and prepaid expenses	155
Property and equipment, net	84
Intangible assets	149
Foreign currency translation adjustment	170

Assets of discontinued operations	958

Liabilities:
Trade payables	97
Other accounts payable and accrued expenses	79
Payable from disposal of discontinued operation	-
Payable from purchase of discontinued operation	667

Liabilities of discontinued operations	843

Net assets (liabilities) of discontinued operations	$115

As of September 30, 2009 Telesens is no longer consolidated with the other entities in the group.

TTI TEAM TELECOM INTERNATIONAL LTD.
 AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:-                      GENERAL (Cont.)

As a result of the selling of the Telesens as mentioned above, the results of operations of the Telesens were reported separately as discontinued operations in the statement of operations for the year ended December 31, 2008 and for the three and nine months periods ended September 30,2008 and 2009 respectively, are summarized as follows:

	Year ended December 31,	Nine months ended September 30,		Three months ended September 30,
	2008	2008	2009	2008	2009
		Unaudited
Revenues:
Products	$1,033	$874	$303	$238	$-
Services	920	606	396	282	-

Total revenues	1,953	1,480	699	520	-

Cost of revenues:
Products	754	526	314	347	-
Services	237	166	99	54	-

Total cost of revenues	991	692	413	401	-

Gross profit	962	788	286	119	-

Operating expenses:
Selling and marketing	113	79	47	26	-
General and administrative	509	220	132	71	-
Impairment of goodwill and other assets	1,401	-	-	-	-

Total operating expenses	2,023	299	179	97	-

Operating income (loss)	(1,061)	489	107	22	-
Financial income (expenses), net	39	(38)	30	(31)	-

Income (loss) before income taxes	(1,022)	451	137	(9)	-
Income taxes	-	28	16	15	-
Income (loss) of discontinued operation	(1,022)	423	121	(24)	-
Loss of disposal of discontinued operation	-	-	(435)	-	-

Net income (loss) from discontinued operation	$(1,022)	$423	$(314)	$(24)	$-

TTI TEAM TELECOM INTERNATIONAL LTD.
 AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

a.	The significant accounting policies followed in the preparation of these financial statements are identical to those applied in preparation of the latest annual financial statements.

b.
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

c.	The financial statements have been prepared in U.S. dollars, since the functional currency of the Company and its principal subsidiaries is the U.S. dollar.

d.	The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

e.	Impact of recently issued accounting standards:

In June 2009, the FASB issued ASC 105-10-65-1, Generally Accepted Accounting Principles (originally issued as FAS 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles", a replacement of SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”). ASU 105 is effective for financial statements for interim and annual periods ending after September 15, 2009. ASU 105-10-65-1establishes the FASB Accounting Standards Codification (Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with Generally Accepted Accounting Principles. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead the FASB will issue Accounting Standards Updates. Accounting Standards Updates will not be authoritative in their own right as they will only serve to update the Codification. Other than the manner in which new accounting guidance is referenced, the adoption of these changes had no impact on the Financial Statements. The Company has adopted ASC 105 and therefore all references by the Company to authoritative accounting principles recognized by the FASB reflect the Codification.

In May 2009, the FASB issued ASC 855, “Subsequent Events”, (ASC 855) (originally issued as FAS 165). ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855 is effective for interim and annual reporting periods ending after June 15, 2009.The Company adopted ASC 855 and it did not have an impact on the Company’s Consolidated Financial Statements. The Company evaluated all events or transactions that occurred after September 30, 2009 up through November 26, 2009. During this period no material subsequent events came to our attention.

NOTE 3:	RELATED PARTY TRANSACTION AND BALANCE

Balance with related party-shareholder:

During the years 1998 to 2000, the Company granted Mr. Shlomo Eisenberg ("Mr. Eisenberg"), the former chairman of the board of directors and a major shareholder of the Company, an aggregate of 105,000 options to purchase ordinary shares of the Company. In the years 2001 and 2002, Mr. Eisenberg exercised a portion of his options ("the Options") and the Company withheld Israeli income tax from income realized by Mr. Eisenberg upon the exercise of the Options, as required under law.

At the end of 2005, the Company underwent a tax deductions audit by the Israeli Tax Authority ("ITA"). As a result of such audit, the ITA assessed an additional NIS 1,500 ($ 383 as of September 30, 2009) in withholding taxes with respect to income derived by Mr. Eisenberg from the exercise of the Options. Following consultation with the Company's tax advisors, the Company paid the additional withholding tax amount assessed in the audit. The Company was informed that it is required to collect such additional tax from Mr. Eisenberg otherwise such additional amount will be viewed as a benefit received by Mr. Eisenberg from the Company, resulting in additional withholding tax being charged to the Company as a result of the grant of such benefit.

The Company filed a NIS 1,600 lawsuit and demanded reimbursement for the additional withholding tax from Mr. Eisenberg. On August 12, 2008 the court rendered a judgment which accepted the Company's lawsuit in its entirety and determined that Mr. Eisenberg will pay the Company the amount of NIS 1,932 (approximately $ 493), including linkage differentials and interest, including attorney fees. On October 26, 2008, Mr. Eisenberg appealed on such judgment to the district court. The Company agreed to stay the payment after Mr. Eisenberg furnished it with a bank guarantee securing the payment in case the appeal is rejected.

NOTE 4:	RECONCILIATION TO IFRS

The consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP. Had the consolidated financial statements been prepared in accordance with IFRS, the effects on the financial statements would have been as follows:

a.	Effect on the statement of operations:

	Year ended	Nine months ended
	December 31,	September 30,
	2008	2008	2009
		Unaudited
Income (loss) from continuing operation as reported, under U.S. GAAP	$(979)	$(304)	$2,978

Reconciling item for IFRS reporting:
Accrued severance pay	618	308	(509)

Income (loss) from continuing operation according to IFRS *)	$(361)	$4	$2,469

NOTE 4:                 RECONCILIATION TO IFRS (Cont.)

	Year ended	Nine months ended
	December 31,	September 30,
	2008	2008	2009
		Unaudited
Income (loss) from discontinued operation as reported, under U.S. GAAP	$(1,022)	$423	$(314)

Reconciling item for IFRS reporting:
Accrued severance pay	-	-	-

Income (loss) from discontinued operation according to IFRS *)	$(1,022)	$423	$(314)

	Year ended	Nine months ended
	December 31,	September 30,
	2008	2008	2009
		Unaudited

Net income as reported, under U.S. GAAP	$(2,001)	$119	$2,664

Reconciling item for IFRS reporting:
Accrued severance pay	618	308	(509)

Net income according to IFRS *)	$(1,383)	$427	$2,155

*)	Amounts in NIS presented in accordance with IFRS were translated into U.S. dollars according to the exchange rate at the end of the corresponding period.

	Year ended	Nine months ended
	December 31	September 30,
From continuing operations:	2008	2008	2009
		Unaudited

Basic and diluted net income attributed to shareholders as reported, under U.S. GAAP	$(0.06)	$(0.02)	$0.16

Reconciling item for IFRS reporting	0.04	0.02	(0.03)

Basic and diluted net income attributed to shareholders according to IFRS *)	$(0.02)	$0.00	$0.13

NOTE 4:                 RECONCILIATION TO IFRS (Cont.)

	Year ended	Nine months ended
	December 31	September 30,
From discontinued operations:	2008	2008	2009
		Unaudited

Basic and diluted net income attributed to shareholders as reported, under U.S. GAAP	$(0.06)	$0.02	$(0.02)

Reconciling item for IFRS reporting	-	-	-

Basic and diluted net income attributed to shareholders according to IFRS *)	$(0.06)	$0.02	$(0.02)

	Year ended	Nine months ended
	December 31	September 30,
Net income per share:	2008	2008	2009
		Unaudited

Basic and diluted net income attributed to shareholders as reported, under U.S. GAAP	$(0.12)	$-	$0.14

Reconciling item for IFRS reporting	0.04	0.02	(0.03)

Basic and diluted net income attributed to shareholders according to IFRS *)	$(0.08)	$0.02	$0.11

According to U.S. GAAP, under FAS 128 "Earnings per Share", the number of incremental shares to be included in the denominator for year-to-date diluted EPS should be determined by computing a year-to-date weighted average of the number of incremental shares included in each quarterly diluted EPS computation (assuming all periods were profitable). According to IAS 33 "Earnings per Share" the incremental shares included in year-to-date diluted EPS weighted average would be computed using the average market price of shares for the year-to-date period. This item had no impact on the earning per share for the three months periods ended September 30, 2009 and 2008 and for the year ended December 31, 2008.

b.	Shareholders' equity differences:

	December 31,	September 30,
	2008	2009
		Unaudited

Shareholders' equity as reported, under U.S. GAAP	$31,648	$34,271

Reconciling item for IFRS reporting:
Accrued severance pay	1,107	598

Shareholders' equity according to IFRS *)	$32,755	$34,869

*)	Amounts in NIS presented in accordance with IFRS were translated into U.S. dollars according to the exchange rate at the end of the corresponding period.

NOTE 4:                 RECONCILIATION TO IFRS (Cont.)

c.	Material adjustments:

The abovementioned adjustments result primarily from the differences between U.S. GAAP and IFRS, as follows:

According to U.S. GAAP, the cash surrendered value of such insurance policies should be presented in the balance sheet as long-term investments and the full severance pay liability should be presented in the balance. According to IAS 19, "Employee Benefits", the Company's benefit plan is considered a defined benefit plan, and therefore, the severance pay liability is required to be calculated on an actuarial basis. The actuarial calculation takes into consideration future salary increases, the rates of employee turnover, and the estimated timing of payments.